October 30, 2020

Courtney Lindsay

Tim Buchmiller

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Global Cancer Technology, Inc.

Regulation A Offering Statement on Form 1-A

CIK No. 0001743261

Dear Mr. Lindsay and Mr. Buchmiller:

Global Cancer Technology, Inc. (the “Company”) has today filed the above-referenced Regulation A Offering Statement on Form 1-A (the “Offering Statement”). The Offering Statement was originally submitted on a non-public basis under Rule 252(d) on September 8, 2020 (File No. 024-11314). In response to the comments in your staff’s letter dated October 22, 2020, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in the comment letter:

The Company, page 1

1.	We note your response to our prior comment 2 and your revisions. Please further expand your disclosure to state whether you have received FDA approval in the past for UCN-01, or if you are referring to other companies or entities.

RESPONSE: We have included additional disclosures on page 1 that make it clear that the company has not received FDA approval for UCN-01 and that UCN-01 has only been approved for other companies.

Liquidity and Capital Resources, page 32

2.	We note your revisions and your responses to our prior comment 10, and reissue it in part. Please further revise your disclosure to clarify whether you anticipate it will be necessary to raise additional funds in the next six months in order to implement your plan of operations

RESPONSE: The Liquidity and Capital Resources page has been updated to be more responsive to this and the previous comment 10. This section now states that the Company does not anticipate needing to raise additional funds within the next six months to implement its plan of operations.

Courtney Lindsay

Tim Buchmiller

October 30, 2020

Consent of Ankit Consulting Inc., Independent Registered Public Accounting Firm, page III-11.1

3.	As a reminder, please have your auditor update its consent before this offering is qualified, when and if you make other than typographical changes to the financial statements and there have been material intervening events since the prior filing.

RESPONSE: Thank you for the reminder. We will file an updated exhibit prior to the offering being qualified and as needed in accordance with the criteria you set forth in your comment.

Other Changes

On September 1, 2020, the Company signed an exclusive license agreement with Neuropore Technologies, Inc.. We have concluded that this is material information and have updated the Summary, Description of Business, and Management Discussion and Analysis sections to disclose information about the license.

Please feel free to contact me if further information is required for this filing.

Sincerely,

/s/ Ronald N. Vance

Ronald N. Vance, Partner

cc: John Clark, CEO